Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 10 DATED JUNE 17, 2024
TO THE PROSPECTUS DATED OCTOBER 20, 2023

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 20, 2023 as supplemented by supplement no. 8 dated April 15, 2024 and supplement no. 9 dated May 15, 2024. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of July 1, 2024;
•the calculation of our May 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of June;
•an updated risk related to an investment in us; and
•updated experts information.

July 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2024 (and repurchases as of June 30, 2024) is as follows:

Transaction Price (per share)
Class T	$12.6972
Class D	$12.6972
Class I	$12.6972

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2024. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2024 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The May 31, 2024 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of May 31, 2024 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of May 31, 2024 and April 30, 2024:

	As of
Components of NAV*	May 31, 2024	April 30, 2024
Investments in Multifamily Operating Properties	$1,898,454,452	$1,887,815,963
Investments in Multifamily Development Properties	287,189,710	278,292,049
Investments in Real Estate-Related Structured Investments	116,475,890	109,039,302
Investments in Land Held for Development	43,785,336	43,779,133
Operating Company and Other Net Current Assets	2,902,362	7,932,880
Cash and Cash Equivalents	22,481,206	17,188,735
Secured Real Estate Financing	(1,272,461,261)	(1,243,713,741)
Subordinated Unsecured Notes	(41,358,000)	(41,358,000)
Preferred Equity	(218,153,658)	(216,977,063)
Convertible Preferred Equity	(25,065,917)	(22,786,417)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$814,250,120	$819,212,841
Fully-diluted Shares/Units Outstanding	64,128,318	64,453,618

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2024 and April 30, 2024:

	Class
	T	D	I	A	OP(1)	Total
As of May 31, 2024
Monthly NAV	$51,226,630	$3,151,660	$63,999,055	$277,408,871	$418,463,904	$814,250,120
Fully-diluted Outstanding Shares/Units	4,034,482	248,217	5,040,407	21,848,034	32,957,178	64,128,318
NAV per Fully-diluted Share/Unit	$12.6972	$12.6972	$12.6972	$12.6972	$12.6972
As of April 30, 2024
Monthly NAV	$49,909,242	$2,972,103	$63,278,853	$282,710,007	$420,342,636	$819,212,841
Fully-diluted Outstanding Shares/Units	3,926,734	233,838	4,978,622	22,242,916	33,071,508	64,453,618
NAV per Fully-diluted Share/Unit	$12.7101	$12.7101	$12.7101	$12.7101	$12.7101

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the May 31, 2024, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.81%	5.49%
Development Assets	6.66%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.3%	2.0%
	0.25% increase	(2.2)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.0%	3.1%
	0.25% increase	(2.7)%	(2.9)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On June 17, 2024, our board of directors declared a distribution for the month of June of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on June 30, 2024, to be paid in July 2024.

Risk Factors

The following risk factor supersedes and replaces the similar risk factor contained in the prospectus.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the three months ended March 31, 2024, and the year ended December 31, 2023, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unit holders of $11.6 million and $47.5 million, including $10.9 million and $45.1 million of distributions paid in cash and $0.7 million and $2.4 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net income for the three months ended March 31, 2024 was $7.1 million, and our net loss for the year ended December 31, 2023 was $44.9 million. Cash flows used in operating activities were $1.1 million for the three months ended March 31, 2024, and cash flows used in operating activities were $22.6 million for the year ended December 31, 2023. We funded our total distribution paid during the three months ended March 31, 2024, which includes net cash distributions and distribution reinvestment by stockholders, with $10.9 million from proceeds from realized investments and $724,000 of offering proceeds from issuance of common stock pursuant to the DRP. We funded our total distributions paid during 2023, which includes net cash distributions and distributions reinvested by stockholders, with $4.7 million prior period cash provided by operating activities, $40.4 million from additional borrowings and $2.4 million of offering proceeds from issuance of common stock pursuant to the DRP.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Experts

The statements included in this supplement under “May 31, 2024 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

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